______________________________________ CLEARWATER INVESTMENT TRUST 1145 BROADWAY, SUITE 1500 P.O. BOX 1278 TACOMA, WASHINGTON 98401 (253) 272-8336

April 1, 2009

Ms. Christina DiAngelo

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F. Street, NE

Washington, DC 20549-4720

Re: Clearwater Investment Trust (Investment Company File Number 811-05038)

Dear Ms. DiAngelo:

This letter is in response to our phone conversation of March 5, 2009 regarding the Clearwater Investment Trust. The following describes the actions that have been taken, or are currently being taken by the management of the Trust in order to comply with your comments. Our responses are set forth in the order that they were discussed during the phone conversation.

Item I Form 40-17G

You noted that the fidelity bond filings for 2007 and 2008 did not include an approved resolution by the Board of Trustees. The Board of Trustees reviewed and approved the bond at the November 30, 2007 and December 12, 2008 meetings. Amended filings will be done shortly to include an approved resolution.

Item II Form N-PX

You noted that the Form N-PX requires the proxy information be separated by series when filing together. The 2008 filing was separated by series but the segregation of the series was not clear. The 2009 filing will clearly segregate the reported proxy information by series.

Item III Form N-CSR

You noted that the Form N-CSR for the year-ending December 31, 2008 requires two certifications. An amended filing will be filed shortly to include the appropriate certifications.

Items IV through VIII Form N-CSR

a.

You noted that the Return of Capital (ROC) needs to be reported separately on the Statement of Changes and in the Financial Highlights. According to the Clearwater accountant & auditor, the ROC was less than $.01/share & 0.2% of the total distribution paid. Therefore the accountant and auditor thought the distribution immaterial to the Fund, thus did not disclose separately. We will disclose separately in future periods upon such an occurrence.
b.

You noted that ROC requires shareholder notification. According to the Clearwater accountant & tax preparer, the ROC was noted on the 1099s given to the shareholders. This ROC distribution was made on December 31, 2007, and the 1099s were delivered to the shareholders by January 31, 2008. The ROC was also immaterial at under $.01/share.

c.

You questioned whether the Acquired Fund fees and expenses were included in the expense limitation on Note 7 of page 9. You indicated that the footnote needs to note that the Acquired Fund fees and expenses are not included in the figures in the footnote. According to the Clearwater accountant & auditor this is addressed in footnote (8) to the financials. Going forward, however, this will also be noted in the equivalent to the December 31, 2008 footnote (7) to the financials.

d.

You questioned the Foreign Securities footnote on the Schedule of Investments (SOI) regarding whether the foreign securities are ADRs or actual foreign securities. All of the foreign securities listed on the SOI were ADRs.

e.

You questioned whether any of the Tax-Exempt Bond Fund securities were fair valued by the Board of Trustees. None of the securities reflected on the 2008 annual report were fair valued by the Board. We will evaluate the extent of the required disclosure in future periods.

Item IX Form N-CSR

You questioned the Shareholder Expense Example regarding the Small Cap Fund. We have reviewed our calculations and believe that they are accurate.

Clearwater Investment Trust and the Board of Trustees take their responsibility for the Trust's compliance with the rules and regulations of the Investment Company Act of 1940 very seriously. The fund is responsible for the adequacy and accuracy of the disclosure in the filings and any SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. In addition, the fund acknowledges that it may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information concerning the above matters, please contact me at 651-215-4436.

Very truly yours,

Susanne S. Smith

Chief Compliance Officer

Clearwater Investment Trust

cc: George H. Weyerhaeuser, Jr.